UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42039

Viking Holdings Ltd

(Translation of registrant’s name into English)

94 Pitts Bay Road

Pembroke, Bermuda HM 08

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 27, 2025, Viking Holdings Ltd (the “Company”) filed a prospectus supplement (the “Prospectus Supplement”) to its automatic shelf registration statement on Form F-3 (Registration No. 333-287539) (the “Registration Statement”) covering the secondary offering (the “Offering”) of an aggregate of 30,531,917 of the Company’s ordinary shares by certain selling shareholders of the Company (the “Selling Shareholders”). The Company did not offer any ordinary shares and will not receive any proceeds from the Offering.

In connection with the Offering, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with the Selling Shareholders and J.P. Morgan Securities LLC and BofA Securities, Inc., as underwriters.

The foregoing description of the Underwriting Agreement does not purport to be a complete description of all of the terms, provisions, and agreements contained in the Underwriting Agreement and is subject to and qualified in its entirety by reference to the complete text of the Underwriting Agreement, which is filed herewith as Exhibit 1.1 and incorporated herein by reference.

A copy of the opinion of Conyers Dill & Pearman LLP, Bermuda counsel to the Company, relating to the legality of the securities covered by the Prospectus Supplement is attached hereto as Exhibit 5.1.

Exhibits 1.1, 5.1 and 23.1 to this Report on Form 6-K are incorporated by reference into the Registration Statement.

Exhibit Index

Exhibit Number	Description

1.1	Underwriting Agreement, dated May 27, 2025

5.1	Opinion of Conyers Dill & Pearman LLP

23.1	Consent of Conyers Dill & Pearman LLP (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2025

Viking Holdings Ltd

By:	/s/ Leah Talactac
Name: Leah Talactac
Title: President and Chief Financial Officer